TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive (Loss) Income

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended June 30		Six Months Ended June 30
	Notes	2020	2019	2020	2019

REVENUE
Petroleum and natural gas sales, net of royalties	18	11,392	43,071	64,626	80,423
Finance revenue		34	133	92	316
Other revenue	5	222	-	222	-
		11,648	43,204	64,940	80,739

EXPENSES
Production and operating	8,18	10,406	12,410	33,663	23,943
Selling costs		423	98	1,049	573
General and administrative		3,951	3,774	5,855	8,641
Foreign exchange loss		113	32	165	(55)
Finance costs	6	589	1,140	1,404	2,281
Depletion, depreciation and amortization	8,10	5,657	9,245	17,909	18,011
Asset retirement obligation accretion	11	60	49	128	105
Loss (gain) on financial instruments	4	1,371	(1,066)	(7,173)	3,930
Impairment loss	9,10	-	-	73,495	8,391
		22,570	25,682	126,495	65,820

(Loss) Earnings before income taxes		(10,922)	17,522	(61,555)	14,919

Income tax expense - current		2,445	7,476	7,030	13,679
NET (LOSS) EARNINGS		(13,367)	10,046	(68,585)	1,240

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments		2,247	1,119	(2,559)	1,660
COMPREHENSIVE (LOSS) INCOME		(11,120)	11,165	(71,144)	2,900

Net (loss) earnings per share	17
Basic		(0.19)	0.14	(0.95)	0.02
Diluted		(0.19)	0.14	(0.95)	0.02

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	June 30, 2020	December 31, 2019

ASSETS
Current
Cash and cash equivalents	7	34,837	33,251
Accounts receivable	4	19,189	10,681
Derivative commodity contracts	4	810	-
Prepaids and other		4,313	4,338
Product inventory	8	9,518	17,516
		68,667	65,786
Non-Current
Intangible exploration and evaluation assets	9	584	33,706
Property and equipment
Petroleum and natural gas assets	10	144,520	196,150
Other	10	3,554	4,296
Deferred taxes		4,022	8,387
		221,347	308,325

LIABILITIES
Current
Accounts payable and accrued liabilities	14	32,630	32,156
Derivative commodity contracts	4	-	217
Current portion of lease obligations	12	925	1,219
		33,555	33,592
Non-Current
Long-term debt	13	27,071	37,041
Asset retirement obligations	11	12,555	13,612
Other long-term liabilities		146	614
Lease obligations	12	407	589
Deferred taxes		4,022	8,387
		77,756	93,835

SHAREHOLDERS’ EQUITY
Share capital	15	152,805	152,805
Accumulated other comprehensive (loss) income		(1,425)	1,134
Contributed surplus		24,918	24,673
(Deficit) Retained earnings		(32,707)	35,878
		143,591	214,490
		221,347	308,325

Commitments and Contingencies (Note 14)

See accompanying notes to the Condensed Consolidated Interim Financial Statements

Approved on behalf of the Board:

Signed by:

“Randy C. Neely”	“Steven Sinclair”

Randy C. Neely	Steven Sinclair
President & CEO	Audit Committee Chair
Director	Director

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in thousands of U.S. Dollars)

		Six Months Ended June 30
	Notes	2020	2019

Share Capital
Balance, beginning of period	15	152,805	152,084
Stock options exercised	15	-	547
Transfer from contributed surplus on exercise of options	15	-	174
Balance, end of period		152,805	152,805

Accumulated Other Comprehensive (Loss) Income
Balance, beginning of period		1,134	(939)
Currency translation adjustment		(2,559)	1,660
Balance, end of period		(1,425)	721

Contributed Surplus
Balance, beginning of period		24,673	24,195
Share-based compensation expense	16	245	337
Transfer to share capital on exercise of options	15	-	(174)
Balance, end of period		24,918	24,358

(Deficit) Retained Earnings
Balance, beginning of period		35,878	44,951
Net (loss) earnings		(68,585)	1,240
Dividends		-	(2,539)
Balance, end of period		(32,707)	43,652

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of US Dollars)

		Three Months Ended June 30		Six Months Ended June 30
	Notes	2020	2019	2020	2019

OPERATING
Net (loss) earnings		(13,367)	10,046	(68,585)	1,240
Adjustments for:
Depletion, depreciation and amortization	8,10	5,657	9,245	17,909	18,011
Asset retirement obligation accretion	11	60	49	128	105
Impairment loss	9,10	-	-	73,495	8,391
Share-based compensation	16	884	428	(417)	1,343
Finance costs	6	589	1,140	1,404	2,281
Unrealized loss (gain) on financial instruments	4	3,348	(1,773)	(1,028)	3,001
Unrealized loss (gain) on foreign currency translation		65	(18)	32	(70)
Asset retirement obligations settled	11	-	(1)	(20)	(31)
Changes in non-cash working capital	19	27,315	3,009	(2,040)	(25,217)
Net cash generated by operating activities		24,551	22,125	20,878	9,054

INVESTING
Additions to intangible exploration and evaluation assets	9	(7)	(788)	(337)	(788)
Additions to petroleum and natural gas assets	10	(1,161)	(6,877)	(6,322)	(15,424)
Additions to other assets	10	(61)	(432)	(147)	(432)
Changes in non-cash working capital	19	(1,594)	(834)	(662)	(301)
Net cash used in investing activities		(2,823)	(8,931)	(7,468)	(16,945)

FINANCING
Issue of common shares for cash		-	-	-	547
Interest paid	6	(512)	(986)	(1,130)	(1,981)
Increase in long-term debt	13	72	135	168	256
Payments on lease obligations	12	(381)	(491)	(775)	(890)
Repayments of long-term debt	13	(10,000)	-	(10,000)	(5,000)
Dividends paid		-	(2,539)	-	(2,539)
Changes in non-cash working capital	19	-	-	-	(200)
Net cash used in financing activities		(10,821)	(3,881)	(11,737)	(9,807)

Currency translation differences relating to cash and cash equivalents		100	77	(87)	118
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		11,007	9,390	1,586	(17,580)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		23,830	24,735	33,251	51,705
CASH AND CASH EQUIVALENTS, END OF PERIOD		34,837	34,125	34,837	34,125

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six month periods ended June 30, 2020 and 2019

(Unaudited - All amounts expressed in U.S. Dollars, except as otherwise noted)

1. CORPORATE INFORMATION

TransGlobe Energy Corporation ("TransGlobe" or the "Company") and its subsidiaries are engaged in oil and natural gas exploration, development and production, and the acquisition of oil and natural gas properties. The Company's shares are traded on the Toronto Stock Exchange (“TSX”), the London Stock Exchange's Alternative Investment Market ("AIM") and the Global Select Market of the NASDAQ Stock Market (“NASDAQ”). TransGlobe is incorporated in Alberta, Canada and the address of its principal place of business is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4.

2. BASIS OF PREPARATION

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent audited Consolidated Financial Statements for the year ended December 31, 2019.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on August 7, 2020.

The Condensed Consolidated Interim Financial Statements are presented and expressed in United States dollars (“US$”), unless otherwise noted. All references to $ are to United States dollars and references to C$ are to Canadian dollars.

These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2019 audited Consolidated Financial Statements.

3. CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Condensed Consolidated Interim Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The COVID-19 pandemic and continued low commodity price environment resulting from decreased demand and oversupply to the market could negatively affect the Company's operating results in 2020. The results of the economic downturn and any potential resulting impact to the Company have been considered in management’s estimates at the period end; however, there could be a further prospective material impact in future periods.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, derivative commodity contracts, accounts payable and accrued liabilities, and long-term debt.

The Company has classified its cash and cash equivalents and derivative commodity contracts as fair value through profit or loss. Both are measured at fair value with subsequent changes recognized through earnings (loss). Accounts receivable are classified as assets at amortized cost; accounts payable and accrued liabilities and long-term debt are classified as liabilities at amortized cost, all of which are measured initially at fair value, and subsequently at amortized cost. Transaction costs attributable to financial instruments carried at amortized cost are included in the initial measurement of the financial instrument and are subsequently amortized using the effective interest rate method.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	As at June 30, 2020		As at December 31, 2019
Classification ($000s)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets at fair value through profit or loss	35,647	35,647	33,251	33,251
Financial assets at amortized cost	19,189	19,189	10,681	10,681
Financial liabilities at fair value through profit or loss	-	-	217	217
Financial liabilities at amortized cost	59,701	60,006	69,197	69,695

Assets and liabilities as at June 30, 2020 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1. Derivative commodity contracts are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

Derivative commodity contracts

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the prepayment agreement (see Note 13), TransGlobe entered into a marketing contract with Mercuria Energy Trading SA ("Mercuria") to market nine million barrels of TransGlobe's Egyptian entitlement oil production. The pricing of the crude oil sales will be based on market prices at the time of sale.

The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at June 30, 2020, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial Brent crude oil contracts
Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
Jul 2020 - Dec 2020	3-Way Collar	300,000	50,000	54.00	70.00	45.00
Jul 2020 - Dec 2020	Collar	600,000	100,000	30.00	40.70	N/A

The gains and losses on financial instruments for the three and six months ended June 30, 2020 and 2019 are comprised as follows:

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2020	2019	2020	2019
Realized derivative (gain) loss during the period	(1,977)	707	(6,145)	929
Unrealized derivative loss (gain) on commodity contracts outstanding at period end	3,348	(1,773)	(1,028)	3,001
Loss (gain) on financial instruments	1,371	(1,066)	(7,173)	3,930

Overview of Risk Management

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:

•Credit risk

•Market risk

•Liquidity risk

The Board of Directors and Audit Committee oversee management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in its cash investments or in the collection of accounts receivable to date.

TransGlobe's accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry, and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected in due course. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe's natural

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions.

Trade and other receivables are analyzed in the table below.

($000s)	June 30, 2020	December 31, 2019
Neither impaired nor past due	6,232	3,636
Not impaired and past due in the following period:
Within 30 days	3,218	226
31-60 days	1,479	131
61-90 days	3,311	5,672
Over 90 days	4,949	1,016
Accounts receivable	19,189	10,681

The Company did not sell any crude oil to third-party buyers during the three months ended June 30, 2020. Depending on the Company's assessment of the credit of crude purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. During the second quarter of 2020 the Company sold 312.6 mbbls of inventoried entitlement crude oil to EGPC for net proceeds of $7.2 million. As at June 30, 2020, $14.7 million (December 31, 2019 - $5.7 million) of the total accounts receivable balance of $19.2 million (December 31, 2019 - $10.7 million) is due from EGPC. All accounts receivable are in good standing and collection is not considered to be at risk.

The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable banking institutions.

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and the associated impact on future performance of the business. The market price movements that the Company is exposed to include commodity prices, foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

Commodity price risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its production of oil, natural gas and NGLs. The Company is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company's risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to forecasted future petroleum and natural gas production, TransGlobe does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses on derivative instruments. The estimated fair value of unrealized commodity contracts is reported on the Consolidated Interim Balance Sheets, with any change in the unrealized positions recorded to net earnings (loss). The Company assesses these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counterparties to settle the transactions outstanding as at the date of the Consolidated Interim Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

Foreign currency exchange risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates primarily to certain cash and cash equivalents, accounts receivable, long-term debt, lease obligations and accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes that 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would increase net loss for the three months ended June 30, 2020 by approximately $0.7 million and conversely, a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease net loss by $0.9 million for the same period. The Company does not utilize derivative instruments to manage this risk.

The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds and British Pounds sterling. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance at June 30, 2020 was $0.9 million in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would increase net loss for the three months ended June 30, 2020 by approximately $0.1 million and conversely a 10% decrease in the value of the Egyptian pound against the U.S. dollar would decrease net loss by $0.1 million for the same period. The Company does not currently utilize derivative instruments to manage foreign currency exchange risk.

The Company maintains nominal balances of British Pounds sterling to pay in-country costs incurred in operating its London office. Foreign exchange risk on these funds is not considered material.

Interest rate risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable interest debt. No derivative contracts were entered into during Q2-2020 to mitigate interest rate risk. When assessing interest rate risk applicable to the Company’s variable interest debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would increase the Company’s

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

net loss, for the three months ended June 30, 2020, by $0.1 million and conversely, the effect of interest rates decreasing by 1% would decrease the Company’s net loss, for the same period, by $0.1 million.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. While the decrease in commodity prices as a result of the COVID-19 pandemic will negatively impact TransGlobe’s financial performance and position, the Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at June 30, 2020:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	32,630	32,630	-	-	-
Long-term debt[3]	Yes-Liability	27,375	-	27,375	-	-
Lease obligations	Yes-Liability	1,332	925	407	-	-
Drilling commitment	No	1,000	-	1,000	-	-
Other long-term liabilities	Yes-Liability	146	-	146	-	-
Equipment and facility leases (short-term)[4]	No	21	21	-	-	-
Total		62,504	33,576	28,928	-	-
[1]	Payments exclude ongoing operating costs and finance costs.
[2]	Payments denominated in foreign currencies have been translated at June 30, 2020 exchange rates.
[3]	Excludes deferred financing costs of $0.3 million.
[4]	Equipment leases include one facility contract.

As at June 30, 2020, the Company had $86.0 million of revolving credit facilities with $27.4 million drawn and $58.6 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $20.0 million was drawn and outstanding as at June 30, 2020. During the six months ended June 30, 2020, the Company repaid $10.0 million on this prepayment facility (See Note 13). The Company also has a revolving Canadian reserves-based lending facility with ATB that was renewed and reduced as at June 30, 2020 from C$25.0 million ($18.4 million) to C$15.0 million ($11.0 million), of which C$10.0 million ($7.4 million) was drawn and outstanding.  The reduction in the ATB facility is a result of lower forecasted commodity prices and the associated impact on asset value. During the six months ended June 30, 2020, the Company had drawings of C$0.2 million ($0.2 million) on this facility.

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.

To date, the Company has experienced no difficulties with transferring funds abroad.

Capital disclosures

The Company’s objective when managing capital is to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company’s financial objectives and strategy have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company was subject to financial covenants with the prepayment agreement and the reserves-based lending facility as at June 30, 2020 and December 31, 2019. The Company was in compliance with all financial covenants at June 30, 2020 and December 31, 2019.

The Company defines and computes its capital as follows:

($000s)	June 30, 2020	December 31, 2019
Long-term debt, including the current portion (net of unamortized transaction costs)	27,071	37,041
Current assets	(68,667)	(65,786)
Current liabilities	33,555	33,592
Net debt obligations	(8,041)	4,847
Shareholders’ equity	143,591	214,490
Total capital	135,550	219,337

5. OTHER REVENUE

Other revenue includes funding received under the Government of Canada’s Emergency Wage Subsidy (CEWS) program. Government grants are recognized when the Company has reasonable assurance that it has complied with the relevant conditions of the grant and that it will be received.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

6. FINANCE COSTS

Finance costs recognized in net (loss) earnings were as follows:

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2020	2019	2020	2019
Interest on long-term debt	387	856	969	1,739
Interest on borrowing base facility	65	121	158	229
Amortization of deferred financing costs	98	90	193	180
Interest on lease obligations	39	73	84	133
Finance costs	589	1,140	1,404	2,281
Interest paid	512	986	1,130	1,981

7. CASH AND CASH EQUIVALENTS

The following table reconciles TransGlobe's cash and cash equivalents:

($000s)	As at June 30, 2020	As at December 31, 2019
Cash	13,837	12,251
Cash equivalents	21,000	21,000
Cash and cash equivalents	34,837	33,251

As at June 30, 2020, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of three months or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

8. PRODUCT INVENTORY

Product inventory primarily consists of the Company's entitlement crude oil barrels in Egypt, which are valued at the lower of cost or net realizable value. Costs include operating expenses and depletion associated with crude oil entitlement barrels and are determined on a concession by concession basis. These amounts are initially capitalized and expensed when sold.

As at June 30, 2020, the Company held 408.7 mbbls of crude oil in inventory as at June 30, 2020, valued at approximately $23.29/bbl (December 31, 2019 - 964.5 mbbls valued at approximately $18.16 per barrel).

9. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

The following table reconciles the changes in TransGlobe's exploration and evaluation assets:

($000s)
Balance at December 31, 2019	33,706
Additions to exploration and evaluation assets	337
Impairment loss	(33,459)
Balance at June 30, 2020	584

The disruption experienced by the industry, related to the effects caused by the COVID-19 pandemic, which began during the first quarter of 2020 resulted in the Company identifying indicators of impairment on its intangible exploration and evaluation (“E&E”) assets as at March 31, 2020. Further consideration was given to the scale of exploration results compared to investments to date and consideration of the uncertainly of the timing of additional exploration activities in these areas given the current economic environment. The Company recorded an impairment loss of $33.5 million on its E&E assets as at March 31, 2020. This was comprised of a $29.5 million impairment loss on the South Ghazalat concession and a $4.0 million impairment loss on the North West Gharib concession. The impairment loss recognized represented the entire E&E asset balances in the two concessions.

The ending balance of intangible exploration and evaluation assets as at June 30, 2020 includes $0.6 million in Canada (December 31, 2019 - $0.5 million), $nil in South Ghazalat (December 31, 2019 - $29.2 million) and $nil in North West Gharib (December 31, 2019 - $4.0 million).

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

10. PROPERTY AND EQUIPMENT

The following table reconciles the changes in TransGlobe's property and equipment assets:

($000s)	Petroleum and Natural Gas Assets	Other Assets	Total
Cost
Balance at December 31, 2019	712,552	19,267	731,819
Increase in right-of-use assets	179	37	216
Additions	6,322	147	6,469
Change in estimate for asset retirement obligations (Note 11)	(528)	-	(528)
Balance at June 30, 2020	718,525	19,451	737,976

Accumulated depreciation, depletion, amortization and impairment losses
Balance at December 31, 2019	518,408	14,971	533,379
Depletion, depreciation and amortization for the period[1]	13,835	926	14,761
Impairment loss	40,036	-	40,036
Balance at June 30, 2020	572,279	15,897	588,176

Foreign Exchange
Balance at December 31, 2019	2,006	-	2,006
Currency translation adjustments	(3,732)	-	(3,732)
Balance at June 30, 2020	(1,726)	-	(1,726)

Net book value
Balance at December 31, 2019	196,150	4,296	200,446
Balance at June 30, 2020	144,520	3,554	148,074
[1]	Depletion, depreciation and amortization is adjusted for amounts capitalized to product inventory at the time of production and expensed when sold.

The collapse in commodity prices during the first quarter of 2020 and the resulting impact to the Company resulted in an increase in the market capitalization deficit from December 31, 2019 which led the Company to conclude there were indicators of impairment present on its petroleum and natural gas (“PNG”) assets as at March 31, 2020.

Impairment tests were carried out at March 31, 2020 on all of its cash-generating units (“CGU”) and were based on fair value less costs to sell calculations (fair value hierarchy Level 3), using estimated after-tax cash discounted cash flows on proved plus probable reserves. The Company used a discount rate of 15% for Egypt and 11% for Canada and the following commodity price estimates:

	Egypt[1]			Canada[1]
	Brent Blend Crude Oil	WTI Oil	AECO Gas	Edmonton Pentane	Edmonton Butane	Edmonton Propane	Spec Ethane	Exchange Rate
Year	$/Bbl	$/Bbl	$C/Mcf	$C/Bbl	$C/Bbl	$C/Bbl	$C/Bbl	USD/CAD
2020	34.00	30.00	1.95	37.47	21.23	9.61	5.99	0.720
2021	45.50	41.00	2.25	52.05	33.08	19.18	7.01	0.730
2022	52.50	47.50	2.35	61.56	39.52	25.41	7.36	0.735
2023	57.50	52.50	2.45	68.92	45.57	28.89	7.71	0.740
2024	62.50	57.50	2.55	75.84	50.99	32.32	8.05	0.745
2025	62.95	58.95	2.65	77.27	52.02	32.97	8.39	0.750
2026	64.13	60.13	2.70	78.84	53.14	33.68	8.57	0.750
2027	65.33	61.33	2.76	80.44	54.27	34.40	8.76	0.750
2028	66.56	62.56	2.81	82.08	55.44	35.14	8.94	0.750
2029	67.81	63.81	2.87	83.75	56.62	35.89	9.13	0.750
Thereafter[2]	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.750
[1]	GLJ Petroleum Consultants Ltd. (“GLJ”) price forecasts, effective April 1, 2020.
[2]	Percentage change represents the increase in each year after 2029 to the end of the reserves life.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The following are the results of the impairment tests completed and sensitivity impacts of a 1% increase in discount rate and a 5% decrease in pricing on the impairment tests completed:

CGU	Impairment	1% increase in discount rate	5% decrease in pricing
West Gharib	24,769	917	5,536
West Bakr	6,610	1,400	5,171
North West Gharib	4,596	-	-
Canada	4,061	4,844	5,416
Total	40,036	7,161	16,123

The impairment losses above were recorded in Q1-2020 to reduce the carrying value of these PNG assets to their recoverable amounts, which was $23.8 million in West Gharib, $55.0 million in West Bakr, $nil in North West Gharib and $60.0 million in Canada as at March 31, 2020. No indicators of impairment were identified as at June 30, 2020.

The following table discloses the carrying amount and depreciation charge for right-of-use assets by class of underlying asset as at and for the six months ended June 30, 2020:

($000s)	Petroleum and Natural Gas Assets	Other Assets	Total
Net book value at December 31, 2019	374	1,285	1,659
Increase in right-of-use assets	179	37	216
Depreciation for the period	(196)	(476)	(672)
Net book value at June 30, 2020	357	846	1,203

11. ASSET RETIREMENT OBLIGATION

The following table reconciles the change in TransGlobe's asset retirement obligation:

($000s)
Balance at December 31, 2019	13,612
Changes in estimates for asset retirement obligations and additional obligations recognized	(528)
Obligations settled	(20)
Asset retirement obligation accretion	128
Effect of movements in foreign exchange rates	(637)
Balance at June 30, 2020	12,555

As at June 30, 2020, the entire asset retirement obligation balance related to the Company's Canadian operations. TransGlobe has estimated the net present value of its asset retirement obligation to be $12.6 million as at June 30, 2020 (December 31, 2019 - $13.6 million). These payments are expected to be made between 2021 and 2066. TransGlobe calculated the present value of the obligations using a discount rate of 2.00% (December 31, 2019 – between 1.68% and 1.76%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2.00% per annum (December 31, 2019 – 2.00%).

12. LEASE OBLIGATIONS

The following table reconciles TransGlobe's lease obligations:

($000s)	As at June 30, 2020	December 31, 2019
Less than 1 year	1,097	1,479
1 - 3 years	379	631
Total lease payments	1,476	2,110
Amounts representing interest	144	302
Present value of net lease payments	1,332	1,808
Current portion of lease obligations	925	1,219
Non-current portion of lease obligations	407	589

During the six months ended June 30, 2020, the Company spent $0.1 million (June 30, 2019 - $0.1 million) on interest expense and paid a total cash outflow of $0.8 million (June 30, 2019 - $0.9 million) relating to lease obligations.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

13. LONG-TERM DEBT

As at June 30, 2020, interest-bearing debt was comprised as follows:

	As at June 30, 2020	As at December 31, 2019
Prepayment agreement	19,696	29,502
Reserves-based lending facility	7,375	7,539
Balance, end of period	27,071	37,041

As at June 30, 2020 and December 31, 2019, the Company had in place a $75.0 million crude oil prepayment agreement with Mercuria, of which $20.0 million (December 31, 2019 - $30.0 million) was drawn. On April 30, 2020, the Company made a repayment of $10.0 million on the prepayment agreement. Effective March 31, 2020 the Company received a six month extension on the prepayment agreement with a maturity date of September 30, 2021.

As at December 31, 2019 the Company had in place a revolving Canadian reserves-based lending facility with ATB totaling C$25.0 million ($19.2 million). As at June 30, 2020, the ATB facility was renewed for C$15.0 million ($11.0 million), of which C$10.0 million ($7.4 million) was drawn (December 31, 2019 - C$9.8 million/$7.5 million). The facility bears interest at a rate of either ATB Prime or CDOR (Canadian Dollar Offered Rate) plus applicable margins that vary from 2.25% to 4.25% (December 31, 2019: 1.25% to 3.25%) depending on the company’s net debt to trailing cash flow ratio. There were no other changes to the key terms of the agreement from December 31, 2019. During the six months ended June 30, 2020, the Company drew C$0.2 million ($0.2 million) on the revolving facility.

The following table reconciles the changes in TransGlobe's long-term debt:

($000s)
Balance at December 31, 2019	37,041
Draws on revolving credit facility	168
Repayment of long-term debt	(10,000)
Amortization of deferred financing costs	194
Effects of movements in foreign exchange rates	(332)
Balance at June 30, 2020	27,071

During the six months ended June 30, 2020, the Company paid $1.1 million (June 30, 2019 - $2.0 million) in interest on its long-term debt.

The Company's interest-bearing loans and borrowings are measured at amortized cost. The prepayment agreement and reserves-based lending facility are subject to certain covenants. The Company was in compliance with its covenants as at June 30, 2020.

The estimated future debt payments on long-term debt as of June 30, 2020 are as follows:

($000s)	Prepayment Agreement	Reserves Based Lending Facility	Total
2020	-	-	-
2021	20,000	7,375	27,375
	20,000	7,375	27,375

14. COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	32,630	32,630	-	-	-
Long-term debt[3]	Yes-Liability	27,375	-	27,375	-	-
Lease obligations	Yes-Liability	1,332	925	407	-	-
Drilling commitment	No	1,000	-	1,000	-	-
Other long-term liabilities	Yes-Liability	146	-	146	-	-
Equipment and facility leases (short-term)[4]	No	21	21	-	-	-
Total		62,504	33,576	28,928	-	-
[1]	Payments exclude ongoing operating costs and finance costs.
[2]	Payments denominated in foreign currencies have been translated at June 30, 2020 exchange rates.
[3]	Excludes deferred financing costs of $0.3 million.
[4]	Equipment leases include one facility contract.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20 year development lease. The Company has issued a production guarantee in the amount of $1.0 million which will be released when the commitment well has been drilled.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2020.

15. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares with no par value. Shares in issue as at June 30, 2020 and December 31, 2019 are outlined below:

	Six Months Ended June 30, 2020		Year Ended December 31, 2019
(000s)	Shares	Amount ($)	Shares	Amount ($)
Balance, beginning of period	72,543	152,805	72,206	152,084
Stock options exercised	-	-	337	547
Contributed surplus re-class on exercise	-	-	-	174
Balance, end of period	72,543	152,805	72,543	152,805

16. SHARE-BASED PAYMENTS

Stock options

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Six Months Ended June 30, 2020		Year Ended December 31, 2019
(000s)	Number of Options	Weighted-Average Exercise Price ($C)	Number of Options	Weighted-Average Exercise Price ($C)
Options outstanding, beginning of period	4,481	2.86	4,876	3.60
Granted	819	0.79	976	2.83
Exercised	-	-	(337)	2.18
Expired	(711)	4.99	(1,034)	6.55
Options outstanding, end of period	4,589	2.16	4,481	2.86
Options exercisable, end of period	2,797	2.35	2,585	3.01

Compensation expense of $0.2 million was recorded during the six months ended June 30, 2020 (June 30, 2019 - $0.3 million) in general and administrative expenses in the Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive (Loss) Income and Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity in respect of stock options. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.

All options granted vest annually over a three-year period and expire five years after the grant date. During the six months ended June 30, 2020, employees exercised nil stock options (June 30, 2019 - 337,000). As at June 30, 2020 and December 31, 2019, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.

Restricted share unit ("RSU"), performance share unit ("PSU") and deferred share unit ("DSU") plans

The number of RSUs, PSUs and DSUs outstanding as at June 30, 2020 are as follows:

(000s)	RSUs	PSUs	DSUs
Units outstanding, December 31, 2019	839	1,640	589
Granted	680	1,196	392
Exercised	(329)	(410)	(155)
Forfeited	(176)	(93)	-
Units outstanding, June 30, 2020	1,014	2,333	826

During the six months ended June 30, 2020, a compensation recovery of $0.7 million (June 30, 2019 - $1.0 million expense) was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive (Loss) Income in respect of the revaluation of outstanding share units granted under the three plans described above.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

17. PER SHARE AMOUNTS

The weighted-average number of common shares outstanding (basic and diluted) for the three months ended June 30, 2020 was 72,542,071 (June 30, 2019 – basic 72,542,071; and diluted 72,547,938). The weighted number of common shares outstanding (basic and diluted) for the six months ended June 30, 2020 was 72,542,071 (June 30, 2019 – basic 72,484,773; and diluted 72,629,523). These outstanding share amounts were used to calculate net earnings (loss) per share in the respective periods.

In determining diluted net loss per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the period ended June 30, 2020, the Company excluded 4,589,042 and 3,769,935 stock options for the three and six months ended June 30, 2020 (three and six months ended June 30, 2019 – 2,653,284) as their exercise price was greater than the average common share market price in the periods.

18. SEGMENTED INFORMATION

The Company has two reportable segments for the three and six months ended June 30, 2020 and 2019: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of oil and gas properties. In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales. The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Three Months Ended June 30
	2020	2019	2020	2019	2020	2019	2020	2019
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	22,304	75,498	830	3,970	-	-	23,134	79,468
Natural gas sales	-	-	556	463	-	-	556	463
Natural gas liquids sales	-	-	859	1,192	-	-	859	1,192
Less: royalties	(12,477)	(37,807)	(680)	(245)	-	-	(13,157)	(38,052)
Petroleum and natural gas sales, net of royalties	9,827	37,691	1,565	5,380	-	-	11,392	43,071
Finance revenue	16	-	-	-	18	133	34	133
Other revenue	-	-	-	-	222	-	222	-
Total segmented revenue	9,843	37,691	1,565	5,380	240	133	11,648	43,204

Segmented expenses
Production and operating	9,031	10,411	1,375	1,999	-	-	10,406	12,410
Selling costs	423	98	-	-	-	-	423	98
General and administrative	1,606	1,495	194	193	2,151	2,086	3,951	3,774
Foreign exchange gain	-	-	-	-	113	32	113	32
Finance costs	512	1,002	72	129	5	9	589	1,140
Depletion, depreciation and amortization	3,820	7,154	1,643	1,889	194	202	5,657	9,245
Asset retirement obligation accretion	-	-	60	49	-	-	60	49
Loss (gain) on financial instruments	1,371	(1,066)	-	-	-	-	1,371	(1,066)
Income tax expense	2,445	7,476	-	-	-	-	2,445	7,476
Segmented net (loss) earnings	(9,365)	11,121	(1,779)	1,121	(2,223)	(2,196)	(13,367)	10,046

Capital expenditures
Exploration and development	1,204	7,728	(27)	236	-	-	1,177	7,964
Corporate	-	-	-	-	52	133	52	133
Total capital expenditures	1,204	7,728	(27)	236	52	133	1,229	8,097

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

	Six Months Ended June 30
	2020	2019	2020	2019	2020	2019	2020	2019
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	97,719	138,478	4,005	7,875	-	-	101,724	146,353
Natural gas sales	-	-	1,288	1,450	-	-	1,288	1,450
Natural gas liquids sales	-	-	1,724	2,537	-	-	1,724	2,537
Less: royalties	(38,819)	(68,794)	(1,291)	(1,123)	-	-	(40,110)	(69,917)
Petroleum and natural gas sales, net of royalties	58,900	69,684	5,726	10,739	-	-	64,626	80,423
Finance revenue	16	25	-	-	76	291	92	316
Other revenue	-	-	-	-	222	-	222	-
Total segmented revenue	58,916	69,709	5,726	10,739	298	291	64,940	80,739

Segmented expenses
Production and operating	30,389	20,182	3,274	3,761	-	-	33,663	23,943
Selling costs	1,049	573	-	-	-	-	1,049	573
General and administrative	3,065	3,092	449	403	2,341	5,146	5,855	8,641
Foreign exchange gain	-	-	-	-	165	(55)	165	(55)
Finance costs	1,222	2,021	170	244	12	16	1,404	2,281
Depletion, depreciation and amortization	13,853	13,813	3,656	3,797	400	401	17,909	18,011
Asset retirement obligation accretion	-	-	128	105	-	-	128	105
(Gain) loss on financial instruments	(7,173)	3,930	-	-	-	-	(7,173)	3,930
Impairment loss	69,434	8,391	4,061	-	-	-	73,495	8,391
Income tax expense	7,030	13,679	-	-	-	-	7,030	13,679
Segmented net (loss) earnings	(59,953)	4,028	(6,012)	2,429	(2,620)	(5,217)	(68,585)	1,240

Capital expenditures
Exploration and development	4,836	15,700	1,832	811	-	-	6,668	16,511
Corporate	-	-	-	-	138	133	138	133
Total capital expenditures	4,836	15,700	1,832	811	138	133	6,806	16,644

The carrying amounts of reportable segment assets and liabilities are as follows:

	As at June 30, 2020			As at December 31, 2019
($000s)	Egypt	Canada	Total	Egypt	Canada	Total
Assets
Accounts receivable	15,993	2,456	18,449	6,266	3,874	10,140
Derivative commodity contracts	810	-	810	-	-	-
Intangible exploration and evaluation assets	-	584	584	33,176	530	33,706
Property and equipment
Petroleum and natural gas assets	76,032	68,488	144,520	117,591	78,559	196,150
Other assets	2,367	13	2,380	2,847	15	2,862
Other	41,857	549	42,406	48,652	2,269	50,921
Deferred taxes	4,022	-	4,022	8,387	-	8,387
Segmented assets	141,081	72,090	213,171	216,919	85,247	302,166
Non-segmented assets			8,176			6,159
Total assets			221,347			308,325

Liabilities
Accounts payable and accrued liabilities	27,230	1,891	29,121	19,459	6,798	26,257
Derivative commodity contracts	-	-	-	217	-	217
Long-term debt	19,695	7,376	27,071	29,502	7,539	37,041
Asset retirement obligation	-	12,555	12,555	-	13,612	13,612
Lease obligation	509	373	882	718	276	994
Deferred taxes	4,022	-	4,022	8,387	-	8,387
Segmented liabilities	51,456	22,195	73,651	58,283	28,225	86,508
Non-segmented liabilities			4,105			7,327
Total liabilities			77,756			93,835

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

19. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital consisted of the following:

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2020	2019	2020	2019
Operating activities
Decrease (increase) in current assets
Accounts receivable	28,423	7,848	(8,508)	(14,501)
Prepaids and other	(410)	472	283	2,210
Product inventory[1]	(2,752)	(1,829)	4,851	(3,320)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	2,103	(2,989)	1,802	(9,163)
Other long-term liabilities	(49)	(493)	(468)	(443)
Total changes in non-cash working capital	27,315	3,009	(2,040)	(25,217)

Investing activities
Increase in current assets
Prepaids and other	-	33	-	4
Increase in current liabilities
Accounts payable and accrued liabilities	(1,594)	(867)	(662)	(305)
Total changes in non-cash working capital	(1,594)	(834)	(662)	(301)

Financing activities
Decrease in current liabilities
Other liabilities	-	-	-	(200)
Total changes in non-cash working capital	-	-	-	(200)
[1]	The change in non-cash working capital associated with product inventory represents the change in operating costs capitalized as product inventory in the respective periods.